MEOW WOLF

AUSTIN

Isn't it time for the next big thing to emerge on Austin's cultural landscape?

1970
Armadillo World Headquarters opens its doors



1976
Austin City Limits debuts on PBS





1972
Willie Nelson moves to town



1987
SXSW debuts on 6th street

1991

Richard Linklater puts Austin on the filmmaking map



2002

Austin City Limits Festival debuts in Zilker Park





1997

Alamo Drafthouse opens its doors on Colorado St.



????

What's next?





MEOW WOLF



Meow Wolf is the most exciting new company in the rapidly growing themed entertainment industry.

Meow Wolf began as an art collective and has grown into a B-corporation ready to take on the world — creating unforgettable, imaginative experiences that surprise and delight audiences of all ages.

- Meow Wolf creates **Immersive Storytelling Experiences** told through interactive, explorable spaces that are imagined, designed, and constructed by artists.

- **Engaging for audiences of (literally) all ages.** Kids experience an imaginative playground, adults experience sophisticated art, architecture, and narrative experience.

- **Premium viral imagery** and video, shared millions of times online.

- **Positive, magical, wonderful and playful vibes.**

- Meow Wolf received the prestigious **THEA Award** for Best Customer Immersion from the Themed Entertainment Association in 2017 alongside industry behemoths like Disney and Universal.

- Meow Wolf is a **leader in the industry** and has a dual bottom line for profit and positive social impact.

MEOW WOLF AUSTIN OPPORTUNITY: 12-MONTH PROJECTIONS

	SANTA FE	AUSTIN
Annual city visitors	1.5 million	24 million
Meow Wolf attendance	400k actual	1.25 million projected
Revenue	$6.8 million actual	$36 million projected
Spent per visit	$17 actual	$29 projected
EBITDA	$1.7 million actual	$13 million projected

BRAND STRENGTH & ECONOMIC IMPACT

- 3 million engagements, 160 million impressions in 12 months
- 187,000 Facebook likes
- 53,000 Instagram followers the most Instagrammed place in NM
- Over 3,400,000 website views in 12 months
- Over 90% 5-star organic user reviews
- $358 million in economic impact from direct and indirect visitor spending in 10 years (estimated by the New Mexico Economic Development Department)

FINANCIAL ASSUMPTIONS

Santa Fe EBITDA: $2 million / year before debt service
Company valuation as of May 2017: $40 million
Company annual revenue in 2025: $260 million

Audiences from all walks of life are craving immersive, colorful, magical, and unique out-of-home experiences. Escape rooms, immersive theater, amusement parks, virtual reality, day-glo bowling, and music festivals all point to a growing experience economy.

After opening 2016's *House of Eternal Return* in Santa Fe, Meow Wolf emerged as the coolest, most unique brand of immersive experience in the world. Meow Wolf welcomed 400,000 visitors in its first year in Santa Fe, grossing $6.8 million in revenue, receiving overwhelmingly positive reviews and ratings across all online review sites and social media.

Meow Wolf will open its follow-up immersive experience by Q4 of 2019 in a major U.S. city, welcoming 1.25M annual visitors and grossing $36M in annual revenue. Three additional major-market exhibitions will open by 2026.

To begin development and production on the next major market experience, Meow Wolf has opened a fully-functioning manufacturing facility headquartered in Santa Fe, NM. This team and facility, called Meow Wolf Creative Studios, will generate new exhibition experiences at *House of Eternal Return* in Santa Fe and temporary art experiences for music festivals and touring exhibitions.

INVESTMENT OPPORTUNITY

Meow Wolf will be the #1 out-of-home entertainment attraction in Austin, appealing to an all-ages demographic. The Austin market is 14x the size of Santa Fe. Meow Wolf is raising a total of $35 million for Austin from:

25% Equity   **25%** Junior Debt   **50%** Senior Debt

MEOW WOLF OFFICERS

Vince Kadlubek, Chief Executive Officer

Sean Di Ianni, Chief Operations Officer

Corvas Brinkerhoff, Chief Technology Officer

Drew Tulchin, Chief Financial Officer

Damian Taggart, Chief Business Development Officer

Caity Kennedy, Chief Artistic Officer

Matt King, Chief Installation Officer

Emily Montoya, Chief Design Officer

Michael Feferman, MW Austin

MEOW WOLF BOARD OF DIRECTORS

Vince Kadlubek, Meow Wolf

Sean Di Ianni, Meow Wolf

Stewart Alsop, Alsop Louie Partners

Peter Zandan Ph.D, Hill+Knowlton Strategies

NOTABLE PARTNERS

George RR Martin, Creator, Game of Thrones

Stewart Alsop, Partner, Alsop Louie Partners

Jared Tarbell, Founder, Etsy



Founders and Managing Members of Meow Wolf.

Meow Wolf's core team of officers delivers a balance of artistic credibility, company culture, operational detail, business development focus, ambitious vision, and fiscal responsibility. 6 of Meow Wolf's 8 officers are also founding members of Meow Wolf, carrying strong leadership of the company's aesthetic and unique forms of process.

Additional business and financial strength was added to the core team in 2016 through CFO Drew Tulchin, (MBA from University of Washington, Founder of UpSpring) and CBDO Damian Taggart (Founder of Mindshare Labs).





160 Million total Impressions in 12 months

65 Million impressions on Social Media

5 Million engagements on Social Media



53,000 Instagram followers

45,000 organic image shares on Instagram



187,000 Facebook followers



3,400,000 website visits in 12 months

250,000 website visits per month

"An immersive Twilight Zone."

-LA TIMES

"The House that Art, Fantasy, and Mystery Built"

-NY TIMES



"What would happen if, say, Fantasia and Alice in Wonderland came to life"

-VICE

The New York Times

COLOSSAL   engadget

ars TECHNICA   CONDÉ NAST

theguardian   TRAVEL+LEISURE

Los Angeles Times





SANTA FE REVENUE: FIRST YEAR



ADMISSIONS BREAKDOWN
(ROUNDED TO NEAREST 1,000)

Total: $5,250,000

- NM Adult $2,800,000
- NM Child 12 & under $605,000
- NM Senior $350,000
- Out-of-State Adult $1,200,000
- Out-of-State Child 12 & under $170,000
- Out-of-State Senior $125,000



REVENUE BREAKDOWN
(ROUNDED TO NEAREST 1,000)

Total: $6,800,000

- Special Events $650,000
- Passes $275,000
- Gift Shop Sales $625,000
- Admissions $5,250,000

OPERATIONAL COSTS: **$5.1M**

EBITDA: **$1.7M**

SANTA FE

Population: 75K

Metro Population: 110K

City Visitors/Year: 1.5M

3-hour Drive Population: 1.1M

Median Age: 47

SANTA FE EXHIBITION NUMBERS

Year 1 MW attendees: 400K (actual)

Year 1 Revenue: $6.8M (actual)

Spend per Customer: $17 (actual)

Op. Costs / Year 1: $5.1M (actual)

Year 1 EBITDA: $1.7M (actual)

AUSTIN

Population: 940K

Metro Population: 2M

City Visitors/Year: 24M

3-hour Drive Population: 16M

Median Age: 31

AUSTIN EXHIBITION NUMBERS

Year 1 MW attendees: 1.25M (projected)

Year 1 Revenue: $36M (projected)

Spend per Customer: $29 (projected)

Op. Costs / Year 1: $23M (projected)

Year 1 EBITDA: $13M (projected)

KEY MARKET COMPARABLES

ATTRACTION	ANNUAL VISITORS	ADULT SINGLE-DAY TICKET PRICE
Seaworld San Antonio	2.3 million	$69
San Antonio Zoo	1.1 million	$19
Schlitterbahn	1.0 million	$51
The Thinkery	500,000	$10
ACL Festival	450,000	$85

KEY MARKET STATISTICS

- Austin is the #2 major U.S. city in the number of community celebrations, festivals, fairs, and parades per capita

- Austin's creative sector generates a total economic impact of over $4.3 billion per year

COLLABORATION & CONTRIBUTION

Meow Wolf is **excited about collaborating with Austin's deep and diverse creative community**. We love the city's reputation as a leader in cultural trends, a place that thinks for itself, and a population that engages eagerly in live music and entertainment experiences.

We have already begun to connect with kindred spirits from Austin creative organizations in all corners of the community -- art groups like **Big Medium** and **Blue Genie**, event collaboratives like the **Burning Flipside** crew and **Maker Faire**, theater groups like **Fusebox** and the **Rude Mechs**, and maker hubs like the **Austin Tinkering School**, **TechShop** and so many more. We love the talent, energy, and sense of community in Austin.

Meow Wolf is also **excited about our ability to be an impactful part of the solution to many of Austin's urgent creative community needs**, as detailed in important policy papers like Mayor Adler's 2016 Omnibus Resolution and the 2009 CreateAustin Cultural Master Plan.

MEOW WOLF'S IMPACT FOR AUSTIN CREATIVES:

- Living-wage jobs for local artists and makers
- Affordable creative space and creative hub space
- A sustainable business model for the local creative ecosystem
- Stronger connections between different sectors of the creative community
- Increased access to cultural learning and creative education programs

WHAT TYPE OF PROPERTY ARE WE LOOKING FOR?

Meow Wolf currently operates out of a 30,000 square foot space in the small market of Santa Fe. In order to accommodate demand in a city the size of Austin, Meow Wolf will create a larger 100,000 square foot experience to allow for an enjoyable experience for customers and sufficient throughput for the business.

An ideal home for Meow Wolf Austin is an adaptive reuse or a build-to-suit structure that achieves a ceiling height of at least 30ft with easy access for Austin residents, at least 500 parking spaces, and minimal impact on existing residential neighborhoods located within a target development zone of the City of Austin.

Meow Wolf is seeking a tenant-landlord relationship with a property developer in Austin, capable of committing to a long-term, market-rate lease. With 1.25M visitors projected annually, the property will become an attractive anchor for a burgeoning destination with additional creative retail, F&B, nightlife and other experience-economy activities.

In addition to Meow Wolf's world-class immersive exhibition, Meow Wolf Austin will benefit from an on-site makerspace, a creative learning center, an events space, creative food and retail options, a full bar, and collaborative office spaces.

TIMELINE

Q3 2017
- Secure civic partnerships
- Secure location

Q4 2017
- Design Phase begins
- Begin hiring Austin artistic team

Q1 2018
- Permitting
- Exhibition Prefabrication

Q3 2018
- Preview events

Q4 2018
- Build Phase begins

Q4 2019
- Doors open to the public

SANTA FE	2017	2018	2019	2020	2021 & BEYOND	TOTAL
Visits	400,000	410,000	420,000	430,000	440,000	2,100,000
Revenue	$7,200,000	$7,400,000	$7,600,000	$7,800,000	$8,000,000	$38,000,000
Expenses	$5,000,000	$5,100,000	$5,200,000	$5,300,000	$5,400,000	$26,000,000
EBITDA	$2,200,000	$2,300,000	$2,400,000	$2,500,000	$2,600,000	$12,000,000
Financing Repayment	$750,000	$750,000	$750,000	$750,000	$0	$3,000,000
Average Revenue/Visit	$18					

AUSTIN	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	5-YEAR TOTAL
Visits	1,250,000	1,300,000	1,400,000	1,540,000	1,700,000	7,190,000
Revenue	$36,000,000	$39,000,000	$43,400,000	$50,204,000	$57,800,000	$226,404,000
Expenses	$23,400,000	$24,180,000	$26,040,000	$27,612,200	$30,056,000	$131,288,200
EBITDA	$12,600,000	$14,820,000	$17,360,000	$22,591,800	$27,744,000	$95,115,800
Financing Repayment	$8,000,000	$8,000,000	$8,000,000	$8,000,000	$0	$32,000,000
Profit Margin	35%	38%	40%	45%	48%	

MEOW WOLF ANNUAL REVENUE



KEY MILESTONES

Santa Fe   Austin   Denver   Las Vegas   Los Angeles

KEY ASSUMPTIONS

- First year projected 1.25 million MW attendees, increasing 5% a year thereafter

- Revenues rise with increase in attendance and average revenue per visitor increases from value added experiences, more auxiliary services, and (later) ticket price increases

- Profit margin in Austin is higher than Santa Fe due to larger size and greater economy of scale; rises with improved operational efficiencies

- Expenses increase accounting for cost of living and adding cool new stuff each year

- Expenses here EXCLUDE depreciation, taxes and interest payments

- Debt is projected at $25 million. A mix of junior, senior and leasehold improvements drawn down during construction 2017-2019. Principal and interest repaid in 4 years from opening



"We have an extraordinary opportunity right now to help our arts community thrive - and to bring something special to our City. Let's make sure that Meow Wolf's next immersive installation is in Austin, TX."

- MAYOR STEVE ADLER

"Meow Wolf is the future of the future. This most extraordinary innovative space is about how when you and I come together, anything is possible and everything is engaging."

- LOUIS BLACK (CO-FOUNDER, SXSW AND AUSTIN CHRONICLE)

"Meow Wolf is the perfect example of an economic development project for Austin. If I were still working with the City, this is the type of project that I would recommend to Council - it provides jobs, affords an opportunity for collaboration with the creative community and brings a unique experience for both children and adults to explore. I can't wait to see Meow Wolf in Austin. "

SUE EDWARDS (FORMER ASSISTANT CITY MANAGER, CITY OF AUSTIN)

"Meow Wolf would be a wonderfully creative addition to Austin's emerging art scene."

- MARGO SAWYER (PROFESSOR OF STUDIO ART: SCULPTURE + EXTENDED MEDIA, UNIVERSITY OF TEXAS)

"We have businesses in both Santa Fe and Austin, and I spend a lot of time in both places. Meow Wolf has truly transformed the already robust arts and culture landscape in Santa Fe, and it is PERFECT for Austin."

- BILL BANOWSKY (OWNER, VIOLET CROWN CINEMAS)

"Like Austin City Limits, Meow Wolf has the potential to be a uniquely galvanizing force in the Austin community."

- BILL STOTESBERY (CEO, KLRU-TV)

"After 40 years in technology, the last 20 as a professional investor, I have learned to look for a certain combination of factors to forecast success. Meow Wolf has all of those factors: early success, great leadership, and a vision for the future."

- STEWART ALSOP (PARTNER, ALSOP LOUIE PARTNERS AND DIRECTOR, MEOW WOLF INC.)

"Meow Wolf has the opportunity to be one of the world's most exciting and creative companies. And I put my money where my mouth is and invested."

- PETER ZANDAN, PH.D (GLOBAL VICE CHAIR, HILL+KNOWLTON STRATEGIES)

"Art has now become an experience, and people crave experiences."

- LAURIE FRICK (DATA ARTIST & ENGINEER)



Contact our executive team for more information: invest@meowwolf.com